                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

           Transaction Statement Under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                        NEUTRAL POSTURE ERGONOMICS, INC.
                              (Name of the Issuer)

  NEUTRAL POSTURE ERGONOMICS, INC., NEUTRAL POSTURE ERGONOMICS MERGER CO., INC.
    REBECCA E. BOENIGK, JAYE E. CONGLETON, THOMAS G. PETERSON, DAVID W. EBNER
                       GREGORY A. KATT AND MARK E. BENDEN
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   64125E-10-5
                      (CUSIP Number of Class of Securities)

                                 REBECCA BOENIGK
                             CHIEF EXECUTIVE OFFICER
                   NEUTRAL POSTURE ERGONOMICSMERGER CO., INC.
                              3904 N. TEXAS AVENUE
                               BRYAN, TEXAS 77803
                            TELEPHONE (979) 778-0502
      (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

            GREGORY R. SAMUEL, ESQ.                   LARRY SCHOENBRUN, ESQ.
             HAYNES AND BOONE, LLP                   GARDERE WYNNE SEWELL LLP
          901 MAIN STREET, SUITE 3100               1601 ELM STREET, SUITE 3000
            DALLAS, TEXAS 75202-3789                    DALLAS, TEXAS 75201
                 (214) 651-5000                           (214) 999-4703

         This statement is filed in connection with (check the appropriate box):

         (a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         (b) [ ] The filing of a registration statement under the Securities Act of 1933.

         (c) [ ] A tender offer.

         (d) [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


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                                  INTRODUCTION

         This Amendment No. 2 to Schedule 13E-3 (the "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC by the Company, Mergerco, Rebecca E. Boenigk, Jaye E. Congleton, Thomas G. Peterson, David W. Ebner, Gregory A. Katt and Mark E. Benden on February 14, 2001, as amended by Amendment No. 1 thereto filed on March 30, 2001, in connection with a proposed merger of the Company with and into Mergerco pursuant to the Merger Agreement.

         This Final Amendment is being filed, pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Statement. Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in this Statement. Except as expressly set forth in this Final Amendment, all information in this Statement remains unchanged.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in Item 5 of the Statement is hereby amended and supplemented as follows:

         At a Special Meeting of Shareholders held on April 27, 2001, the shareholders of the Company voted to adopt the Merger Agreement. The Merger Agreement was adopted by holders of at least two-thirds of the Company's outstanding shares of common stock entitled to vote at the Special Meeting, as required by law and by the Company's articles of incorporation and bylaws. The transactions with respect to the merger described in this Statement were consummated on April 27, 2001. The Company filed Articles of Merger with the Secretary of State of the State of Texas on April 27, 2001, and, as a result, the Merger became effective as of such date (the "Effective Time"). The separate existence of the Company ceased as of the Effective Time. Each share of common stock of the Company that was issued and outstanding immediately prior to the Effective Time (other than shares held by the Buyers Group and shareholders exercising dissenters' rights) was converted into the right to receive $2.27, in accordance with the Merger Agreement. Each share of common stock of the Company that was held by a member of the Buyer Group was exchanged for one share of common stock of Mergerco.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The information set forth in Item 6 of the Statement is hereby amended and supplemented as follows:

         The merger was consummated on April 27, 2001. The Company filed on April 30, 2001, a certification on Form 15 pursuant to Rule 12g-4 to provide notice of termination of the registration of the common stock of the Company under the Securities Exchange Act of 1934, as amended, and to suspend all reporting requirements thereunder.

ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth in Item 11 of the Statement is hereby amended and supplemented as follows:

         As a result of the merger and the transactions consummated in connection therewith, the Buyer Group owns 100% of the outstanding capital stock of Mergerco (as the surviving corporation).


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        NEUTRAL POSTURE ERGONOMICS, INC.

                                        By: /s/ REBECCA E. BOENIGK
                                           -----------------------------
                                        Name:   Rebecca E. Boenigk
                                        Title:  Chief Executive Officer

                                        Dated:  April 27, 2001




                                        NEUTRAL POSTURE ERGONOMICS
                                        MERGER CO., INC.

                                        By:     /s/ REBECCA E. BOENIGK
                                           -----------------------------
                                        Name:   Rebecca E. Boenigk
                                        Title:  Chief Executive Officer

                                        Dated:  April 27, 2001




                                        REBECCA E. BOENIGK


                                                /s/ REBECCA E. BOENIGK
                                        --------------------------------

                                        Dated:  April 27, 2001




                                        JAYE E. CONGLETON


                                                /s/ JAYE E. CONGLETON
                                        --------------------------------

                                        Dated:  April 27, 2001



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                                        THOMAS E. PETERSON


                                                /s/ THOMAS E. PETERSON
                                        --------------------------------

                                        Dated:  April 27, 2001




                                        DAVID W. EBNER


                                                /s/ DAVID W. EBNER
                                        --------------------------------

                                        Dated:  April 27, 2001




                                        GREGORY A. KATT


                                                /s/ GREGORY A. KATT
                                        --------------------------------

                                        Dated:  April 27, 2001




                                        MARK E. BENDEN


                                                /s/ MARK E. BENDEN
                                        --------------------------------

                                        Dated:  April 27, 2001